                                        Filed pursuant to Rule 424(b)(3)
                                              Registration No. 333-37794


                                   PROSPECTUS

                       VERTEX PHARMACEUTICALS INCORPORATED

                                  $175,000,000

              5% CONVERTIBLE SUBORDINATED NOTES DUE MARCH 14, 2007

     2,170,140 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

                           --------------------------

This prospectus covers resales by selling holders of:

-        our 5% Convertible Subordinated Notes due March 14, 2007; and

-        our common stock into which the notes are convertible.

The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock. The notes are convertible at a conversion price of $80.64 per share, which is equal to a conversion rate of
12.4008 shares per $1,000 principal amount of notes, subject to adjustment. On June 22, 2000, the last sale price of our common stock on the Nasdaq National Market was $100.25 per share.

We will pay interest on the notes on March 14 and September 14 of each year, beginning September 14, 2000. The notes will mature on March 14, 2007. We may redeem some or all of the notes at any time before March 17, 2003 at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if any, to the redemption date, if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice. We will make an additional payment in cash with respect to the notes called for provisional redemption in an amount equal to $107.14 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the call for redemption. We may redeem some or all of the notes at any time after March 17, 2003 at the redemption prices described in this prospectus.

The notes are unsecured and subordinated to our existing and future senior indebtedness.

The selling holders may sell the notes or common stock at any time at market prices or at privately negotiated prices. Such sales may be made directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling holders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses. We will not receive any of the proceeds from the sale of the notes or shares by the selling holders.

Our common stock is quoted on the Nasdaq National Market under the symbol "VRTX." The notes are currently eligible for trading on the PORTAL market.

INVESTING IN THE NOTES OR OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 OF THIS PROSPECTUS.

                              ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ---------------------

                  The date of this prospectus is June 23, 2000

                                TABLE OF CONTENTS


                                                           PAGE


Forward Looking Statements...................................3
Summary......................................................4
Risk Factors................................................10
Ratio of Earnings to Fixed Charges..........................20
Use of Proceeds.............................................20
Description of the Notes....................................20
Description of Capital Stock................................42
United States Federal Income Tax Considerations.............45
Selling Holders.............................................47
Plan of Distribution........................................50
Legal Matters...............................................52
Independent Accountants.....................................52
Where You Can Find More Information.........................52
Incorporation of Certain Documents by Reference.............53



"Vertex," and "Incel" are trademarks of Vertex Pharmaceuticals Incorporated. "Agenerase" is a trademark of the Glaxo Wellcome Group of companies. "Prozei" is a trademark of Kissei Pharmaceutical Co., Ltd. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

In this prospectus, "we," "our" and "us" refer to Vertex Pharmaceuticals Incorporated.

                           FORWARD-LOOKING STATEMENTS

Our disclosure in this prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

         -        our business strategy;

         -        our predicted development and commercial timelines;

         -        the development of our products;

         - the establishment and development of collaborative partnerships;

         -        our ability to identify new potential products;

         -        our ability to achieve commercial acceptance of our products;

         - our ability to scale-up our manufacturing capabilities and facilities;

         -        our projected capital expenditures; and

         -        our liquidity.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Form 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under "Risk Factors" on page 10 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed there could also adversely affect us.

                                     SUMMARY

THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE NOTES OR THE SHARES OF COMMON STOCK ISSUABLE UPON THEIR CONVERSION. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

We design, develop and commercialize novel small molecule drugs that address significant markets with major medical needs, including the treatment of viral diseases, cancer, autoimmune and inflammatory diseases, and neurological disorders. Our drug discovery platform integrates advanced biology, chemistry, biophysics and information technologies in order to increase the speed and success rate of pharmaceutical research and development. We are distinguished by our research and development productivity, and we have a broad product pipeline. We have discovered and advanced eight drug candidates into clinical development, including one product, the HIV protease inhibitor Agenerase-TM- (amprenavir), that has reached the market.

We have significant collaborations with Glaxo Wellcome, Aventis, Schering AG (Germany), Eli Lilly, Kissei, Taisho and Novartis that provide us with financial support and other valuable resources for our research programs, the development of our clinical drug candidates, and for product marketing and sales. We believe that we are positioned to commercialize multiple products over the next two to five years, which we expect will generate increased product revenues and royalty payments. We have additional research programs underway, and we expect to advance novel drug candidates directed at hepatitis C and stroke into preclinical studies within the next 12 to 18 months.

                                    AGENERASE

Our first product, Agenerase, received accelerated approval from the FDA in April 1999 and was launched in May 1999. Agenerase, which we designed, is marketed in the United States by Glaxo Wellcome. We co-promote Agenerase in the United States. Total sales of the drug for the last seven months of 1999 were $49.7 million, and we received $7.5 million in royalties in 1999 from Glaxo Wellcome. During the first quarter of 2000, our royalty revenue of $2.6 million was based on worldwide sales of Agenerase by Glaxo Wellcome of approximately $17.4 million. More than 10,000 patients are taking Agenerase as part of combination therapy for the treatment of HIV. We believe that Agenerase is distinguished from other protease inhibitors by its:

         - longer half-life, which allows for convenient twice-daily dosing;

         -        ability to be dosed effectively on a full or empty stomach;
                  and

         -        lower levels of cross-resistance to other protease inhibitors.

Agenerase has also received regulatory approval in other countries, including Japan where the drug is sold under the trade name Prozei-TM- by Kissei. Approval of Agenerase is pending iN other jurisdictions, including the European Union, where we anticipate approval in 2000 and the drug is being made available through early access programs.

                      PRODUCTS IN RESEARCH AND DEVELOPMENT

Agenerase is the first of many Vertex-discovered products that we intend to commercialize, by ourselves and with partners, in the coming years. The accompanying chart describes our drug candidates in Phase II clinical trials, preclinical development and our research programs.



DRUG                             CLINICAL INDICATIONS                     COMPANY WITH             ESTIMATED U.S. PATIENT
                                                                   MARKETING RIGHTS (REGION)       POPULATION (MILLIONS)
----                             ---------------------             ------------------------        ----------------------


PHASE II CLINICAL TRIALS

ANTIVIRALS
VX-175                           HIV                             Glaxo Wellcome (Worldwide)            0.9
                                                                 Vertex co-promote (U.S. &
                                                                 E.U.)

VX-497                           Chronic hepatitis C             Vertex (Worldwide)                    2.7



CANCER
Incel-TM-                        Multidrug resistant solid       Vertex (Worldwide)                    0.5 (tumor incidence in
                                 tumor cancers                                                         target diseases)

VX-853                           Multidrug resistant solid       Vertex (Worldwide)                    0.5 (tumor incidence in
                                 tumor cancers                                                          target diseases)

AUTOIMMUNE AND
   INFLAMMATION
VX-740                           Rheumatoid arthritis            Aventis (Worldwide)                   2.1
                                                                 Vertex co-promote (U.S. &
                                                                 E.U.)

VX-745                           Rheumatoid arthritis            Kissei (Japan);                       2.1
                                                                 Vertex (Rest of world)
NEUROLOGICAL
Timcodar                         Diabetic neuropathy             Schering AG (Option)                  1.3 (symptomatic)
                                                                 Vertex co-promote (U.S. &
                                                                 E.U.)

PRECLINICAL DEVELOPMENT
VX-148                           Autoimmune diseases             Vertex (Worldwide)

RESEARCH
HCV protease                     Hepatitis C                     Eli Lilly (Worldwide)                 2.7
                                                                 Vertex co-promote
                                                                 (U.S. & E.U.)

HCV helicase                     Hepatitis C                     Vertex (Worldwide)                    2.7

Caspases                         Stroke,                         Taisho (Japan);                       NA
                                 Cardiovascular disease          Vertex (Rest of world)

Kinases                          Cancer,                         Novartis (Worldwide)                  NA
                                 Neurodegenerative diseases



                          THE CHEMOGENOMICS OPPORTUNITY

Our drug discovery efforts have historically been directed at single molecular targets, such as HIV protease, IMPDH, and ICE. Our discovery efforts now are oriented toward drug design on multiple targets within a gene family in a parallel fashion. We have termed this research approach chemogenomics, and we believe it is a more efficient, systematic drug discovery approach. Using highly specific biophysical and chemical information gained on a single protein target, we design multiple lead classes of compounds that can be applied toward many structurally similar targets in the same gene family. These lead compounds can then be optimized for specificity to a particular target within the gene family, potentially creating multiple drugs to treat a variety of therapeutic indications. We have an ongoing program to design and patent comprehensive medicinal chemistry directed at hundreds of promising biological targets, and plan to expand this program significantly over the next several years.

We believe that the chemogenomics approach will position us to identify and advance drug candidates in a more comprehensive and efficient manner. Based on our experience in the caspase and kinase protein families, we believe that this approach enables us to describe most or all of the possible drugs for a given molecular target. We believe this will enable us to accelerate the discovery of drugs directed at novel promising targets, generate valuable broad-based intellectual property and create enhanced opportunities for development collaborations with corporate partners. To further accelerate this strategy, in early 2000 we entered into agreements with Incyte Pharmaceuticals and Harvard Medical School's Institute of Proteomics as part of our initiative to acquire and access complementary technologies. We anticipate integrating genomic and proteomic information from these sources, as well as information from other public and private databases, to further our chemogenomics approach.

                                    STRATEGY

Our strategy is to:

         - continue to advance our seven clinical drug candidates through late-stage clinical development to commercialization;

         - utilize our technological and organizational advantages to drive a strong flow of new products into clinical development;

         - maximize the long-term commercial opportunities of our research and development programs through a series of strategic collaborative arrangements; and

         - license and acquire technologies and products that have the potential to strengthen our drug discovery platform and product pipeline.

Our headquarters and main research facilities are at 130 Waverly Street, Cambridge, Massachusetts 02139, and our telephone number is (617) 577-6000. We also have a research facility in Oxford, England. Our company was incorporated under the laws of the Commonwealth of Massachusetts in 1989.

                                  THE OFFERING

Securities offered...........$175,000,000 principal amount of 5% Convertible
                             Subordinated Notes due 2007 and the shares of common stock into which they are convertible.

Maturity of Notes........... March 14, 2007.

Interest.....................5% per annum on the principal amount, payable semiannually on March 14 and September 14, beginning on September 14, 2000.

Conversion rights............The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $80.64 per share, which is equal to a conversion rate of 12.4008 shares per $1,000 principal amount of notes. The conversion rate is subject to adjustment.

Ranking......................The notes are unsecured and subordinated to our existing and future senior debt, as defined. At March 31, 2000, we had approximately $6 million of senior debt outstanding. Because the notes are subordinated, in the event of bankruptcy, liquidation, dissolution or acceleration of payment on the senior debt, holders of the notes will not receive any payment until holders of the senior debt have been paid in full. The indenture under which the notes were issued does not prevent us or our subsidiaries from incurring additional senior debt or other obligations.

Provisional redemption.......We may redeem the notes, in whole or in part, at any time before March 17, 2003, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption if (i) the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice and (ii) the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date. Upon any provisional redemption, we will make an additional payment in cash with respect to the notes called for redemption in an amount equal to $107.14 per $1,000 principal amount of notes, less the amount of any interest actually paid on the note before the call for redemption. We will be obligated to make this additional payment on all notes called for provisional redemption, including any notes converted after the notice date and before the provisional redemption date.

Optional redemption..........We may redeem all or a portion of the notes on or after March 17, 2003 at the redemption prices listed in this prospectus, plus accrued and unpaid interest.

Change of control............Upon a change of control event, each holder of the notes may require us to repurchase some or all of its notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. We may, at our option, instead of paying the change of control purchase price in cash, pay it in shares of our common stock valued at 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the date we are required to repurchase the notes. We cannot pay the change of control purchase price in common stock unless we satisfy the conditions described in the indenture under which the notes were issued.

Use of proceeds..............We will not receive any of the proceeds from the sale of securities under this prospectus.

Trading......................The notes are eligible for trading in the PORTAL market; however, we can provide no assurance as to the liquidity of, or trading markets for, the notes. Our common stock is traded on the Nasdaq National Market under the symbol "VRTX."

Risk factors.................See "Risk Factors" and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes or our common stock.

                                  RISK FACTORS

AN INVESTMENT IN THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO PURCHASE THE NOTES OR OUR COMMON STOCK.

THESE RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES WE FACE. OTHERS THAT WE DO NOT KNOW ABOUT NOW, OR THAT WE DO NOT NOW THINK ARE IMPORTANT, MAY IMPAIR OUR BUSINESS OR THE TRADING PRICE OF OUR SECURITIES.

WE DO NOT KNOW HOW SUCCESSFUL AGENERASE WILL BE IN THE MARKET.

Agenerase was launched only about a year ago and is currently awaiting marketing approval by regulatory authorities in a number of major markets, including the EU. It is too early to predict the extent to which Agenerase will be successful in the market. Four other HIV protease inhibitors are on the market, as well as a number of other products for the treatment of HIV infection and AIDS. In addition, other drugs are still in development by our competitors, which may have more efficacy, fewer side effects, easier administration and/or lower costs than Agenerase. HIV has been shown to develop resistance to antiviral drugs, including currently marketed HIV protease inhibitors. We cannot be sure whether such disease resistance or other factors may limit the efficacy of Agenerase. Although we co-promote Agenerase in the U.S. and intend to co-promote it in Europe, most of the marketing and sales efforts are being made by Glaxo Wellcome, and we will have little control over the success of those efforts. Glaxo Wellcome has the right to terminate its agreement with us without cause upon twelve months' notice.

WE DO NOT KNOW WHETHER DEVELOPMENT OF OUR DRUG PIPELINE WILL BE SUCCESSFUL.

The products that we are pursuing will require extensive additional development, testing and investment, as well as regulatory approvals, prior to commercialization. We cannot be sure whether our product development efforts will be successful, that required regulatory approvals will be obtained or that any products, if introduced, will be commercially successful. The results of preclinical and initial clinical trials of products under development by us are not necessarily predictive of results that will be obtained from large-scale clinical testing. We cannot be sure that clinical trials of products under development will demonstrate the safety and efficacy of such products or will result in a marketable product. In addition, the administration alone or in combination with other drugs of any product developed by us may produce undesirable side effects in humans.

The failure to demonstrate adequately the safety and efficacy of a therapeutic drug under development could delay or prevent regulatory approval of the product and could have a material adverse effect on our company. In addition, the FDA may require additional clinical trials, which could result in increased costs and significant development delays. Commercial formulation and manufacturing processes have yet to be developed for our drug candidates other than Agenerase.

We or our collaborators may encounter difficulties in manufacturing process development and formulation activities that could result in delays in clinical trials, regulatory submissions, regulatory approvals, and commercialization of our products, or cause negative financial and competitive consequences.

DEVELOPMENT PROGRESS MAY BE SLOWED BY CLINICAL TRIAL DELAYS.

The rate of completion of clinical trials of our products is dependent upon, among other factors, the rate of patient accrual. Patient accrual is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the level of compliance by the clinical sites to clinical trial protocols, and the availability of clinical trial material. Delays in planned patient enrollment in clinical trials may result in increased costs, program delays or both, which could have a material adverse effect on our company. We cannot be certain that if clinical trials are completed, we will be able to submit an NDA or that any such application will be reviewed and approved by the FDA in a timely manner, if at all.

WE MAY NOT OBTAIN REGULATORY APPROVAL FOR OUR PRODUCTS ON A TIMELY BASIS, OR AT ALL.

The FDA and comparable agencies in foreign countries impose substantial requirements on the introduction of therapeutic pharmaceutical products through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Satisfaction of these requirements typically takes several years or longer and may vary substantially based upon the type, complexity and novelty of the pharmaceutical product. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based on changes in, or additions to, regulatory policies for drug approval during the period of product development and regulatory review. The effect of government regulation may be to delay or prevent the commencement of clinical trials or marketing of our products, if any are developed and submitted for approval, for a considerable period of time, to impose costly procedures upon our activities and to provide competitive advantages to companies more experienced in regulatory affairs that compete with us. Moreover, even if approval is granted, such approval may entail limitations on the indicated uses for which a compound may be marketed.

OUR PRODUCTS, EVEN IF APPROVED BY THE FDA OR FOREIGN REGULATORY AUTHORITIES, MAY NOT BE ACCEPTED BY PHYSICIANS, INSURERS OR PATIENTS.

If any of our products after receiving FDA or other foreign regulatory approval fails to achieve market acceptance, our ability to become profitable in the future could be adversely affected. We believe that market acceptance depends on our ability to provide acceptable evidence of safety, efficacy and cost-effectiveness, among other factors.

WE DEPEND ON COLLABORATIVE PARTNERS FOR THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS.

Our collaborative partners have agreed to fund portions of our research and development programs and/or to conduct certain research and development relating to specified products. In exchange, we have given them technology, product and marketing rights relating to those products. Some of our corporate partners have rights to control the planning and execution of product development and clinical programs. The corporate partners may exercise their control rights in ways that may negatively impact the timing and success of those programs. Our collaborations are subject to termination rights by the collaborators. If any of our corporate collaborators were to terminate its relationship with us, it could have a material adverse effect on our ability to fund related and other programs and to develop, manufacture and market any products that may have resulted from the collaboration. We expect to seek additional collaborative arrangements to develop and commercialize our products in the future. We cannot be certain that we will be able to establish acceptable collaborative arrangements in the future or that such collaborative arrangements will be successful. Under certain of our collaborative agreements, our partners have agreed to provide funding for only a portion of our research and development activities, and we are committed to investing our own capital to fund the remainder of the agreed upon programs. We cannot be sure that we will have adequate financial resources to satisfy those requirements.

IT IS POSSIBLE THAT WE MAY LOSE OUR TECHNOLOGICAL ADVANTAGE BECAUSE PHARMACEUTICAL RESEARCH TECHNOLOGIES CHANGE RAPIDLY.

The pharmaceutical research field is characterized by rapid technological progress and intense competition. Further, we believe that interest in the application of structure-based drug design and related technologies may continue and may accelerate as the technologies become more widely understood. Businesses, academic institutions, governmental agencies and other public and private research organizations are conducting research to develop technologies that may compete with those we use. It is possible that our competitors could acquire or develop technologies that would render our technology obsolete or noncompetitive. We cannot be certain that we will be able to access the same technologies at an acceptable price, or at all.

OUR COMPETITORS MAY BRING SUPERIOR PRODUCTS TO MARKET OR MAY BRING THEIR PRODUCTS TO MARKET BEFORE WE DO.

We do not know whether our products in development will be able to compete effectively with products which are currently on the market or new products that may be developed by others. There are many other companies developing products for the same indications that we are pursuing in development. In order to compete successfully in these areas, we must demonstrate improved safety, efficacy, ease of manufacturing and market acceptance over competing products which have received regulatory approval and are currently marketed. Many of our competitors have substantially greater financial, technical and human resources than we do. In addition, many of our competitors have significantly greater experience than we do in conducting preclinical testing and human clinical trials of new pharmaceutical products, and in obtaining FDA and other regulatory approvals of products. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly than we do. If we obtain regulatory approval and launch commercial sales of our products, we will also compete with respect to manufacturing efficiency and sales and marketing capabilities, areas in which we currently have limited experience.

THE LOSS OF THE SERVICES OF KEY EMPLOYEES OR THE FAILURE TO HIRE QUALIFIED EMPLOYEES WOULD NEGATIVELY IMPACT OUR BUSINESS AND FUTURE GROWTH.

Because our products are highly technical in nature, only highly qualified and trained scientists have the necessary skills to develop our products. Our future success will depend in large part on the continued services of our key scientific and management personnel. We face intense competition for these professionals from our competitors, our collaborative partners and other companies throughout our industry. Our failure to retain, as well as hire, train and effectively integrate into our organization, a sufficient number of qualified scientists and professionals would negatively impact our business and our ability to grow our business. In addition, the level of funding under certain of our collaborative agreements depends on the number of Vertex scientists performing research under those agreements. If we cannot hire and retain the required personnel, funding received under the agreements may be reduced.

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS MAY SUFFER.

Our ability to commercialize our products, achieve our expansion objectives and manage our growth effectively depends on a variety of factors. Key factors include our ability to develop products internally, enter into strategic partnerships with collaborators, attract and retain skilled employees and effectively expand our internal organization to accommodate anticipated growth. If we are unable to manage growth effectively, there could be a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON THIRD PARTY MANUFACTURERS.

Our ability to conduct clinical trials and our ability to commercialize our potential products will depend, in part, on our ability to manufacture our products on a large scale, either directly or through third parties, at a competitive cost and in accordance with FDA and other regulatory requirements. We currently do not have the capacity to manufacture drugs in large-scale quantities. We depend on third party manufacturers or collaborative partners for the production of our compounds for preclinical research, clinical trial purposes and commercial production. If we are not able to obtain contract manufacturing on commercially reasonable terms, we may not be able to conduct or complete clinical trials or commercialize our products as planned. We have no experience in manufacturing pharmaceutical or other products, and we do not know whether we will be able to develop such capabilities. Some of our current corporate partners have manufacturing rights with respect to our products under development. If those partners do not either supply products to us promptly and on acceptable terms or transfer the manufacturing technology to us, we may not be able to conduct our development programs and commercialize any resulting products in a timely and efficient manner.

OUR PATENTS MAY NOT PROTECT OUR PRODUCTS, AND OUR PRODUCTS MAY INFRINGE THIRD-PARTY PATENTS.

Our success will depend, in significant part, on our ability to obtain and maintain United States and foreign patent protection for our products, their uses and our processes to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. We do not know whether any patents will issue from any of our patent applications or, even if patents issue or have issued, that the issued claims will provide us with any significant protection against competitive products or otherwise be valuable commercially. Legal standards relating to the validity of patents and the proper scope of their claims in the biopharmaceutical field are still evolving, and there is no consistent law or policy regarding the valid breadth of claims in biopharmaceutical patents or the effect of prior art on them. If we are not able to obtain adequate patent protection, our ability to prevent competitors from making, using and selling competing products will be limited. Furthermore, our activities may infringe the claims of patents held by third parties. We are currently contesting a suit filed by Chiron Corporation claiming infringement of three U.S. patents issued to Chiron. Although we believe that the ultimate outcome of the action will not have a material impact on our consolidated financial position, defense and prosecution of patent claims, including those at issue in the Chiron case, as well as participation in other inter-party proceedings, can be expensive and time-consuming, even in those instances in which the outcome is favorable to us. If the outcome of any such litigation or proceeding were adverse, we could be subject to significant liabilities to third parties, could be required to obtain licenses from third parties or could be required to cease sales of the affected products, any of which could have a material adverse effect on our company.

WE EXPECT TO INCUR FUTURE LOSSES AND CANNOT BE CERTAIN THAT WE WILL BECOME A PROFITABLE COMPANY.

We have incurred significant operating losses each year since our inception and expect to incur a significant operating loss in 2000. We believe that operating losses will continue beyond 2000, even if significant royalties are realized on Agenerase sales, because we are planning to make significant investments in research and development, and will incur significant selling, general, and administrative expenses for our other potential products. We expect that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. We cannot be certain that we will ever achieve and sustain profitability.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

We expect to incur substantial research and development and related supporting expenses as we design and develop existing and future compounds and undertake clinical trials of potential drugs resulting from such compounds. We also expect to incur substantial administrative and commercialization expenditures in the future and substantial expenses related to the filing, prosecution, defense and enforcement of patent and other intellectual property claims. We anticipate that we will finance these substantial cash needs with:

         -        Agenerase royalty revenue;

         - future product sales to the extent that we market products directly;

         -        future payments under our collaborative agreements;

         - existing cash reserves, together with interest earned on those reserves;

         -        facilities and equipment financing; and

         -        additional collaborative agreements.

If funds from these sources are not sufficient to fund our activities, it will be necessary to raise additional funds through public offerings or private placements of equity or debt securities or other methods of financing. Any equity financings could result in dilution to our then existing security holders. Any debt financing, if available at all, may be on terms which, among other things, restrict our ability to pay dividends and interest (although we do not intend to pay dividends for the foreseeable future). If adequate funds are not available, we may be required to curtail significantly or discontinue one or more of our research, drug discovery or development programs, including clinical trials, or attempt to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies or products in research or development. We cannot know whether additional financing will be available on acceptable terms, if at all.

GOVERNMENT AND PRIVATE INSURANCE PLANS MAY NOT PAY FOR OUR PRODUCTS.

The success of our products in the United States and other significant markets will depend, in part, upon the extent to which a consumer will be able to obtain reimbursement for the cost of such products from government health administration authorities, third-party payers and other organizations. We cannot always determine in advance the reimbursement status of newly approved therapeutic products. Even if a product is approved for marketing, we cannot be sure that adequate reimbursement will be available. Also, future legislation or regulation relating to the health care industry or third-party coverage and reimbursement may affect our business. In particular, legislation or regulation limiting consumers' reimbursement rights could have a material adverse effect on our company.

OUR SALES AND MARKETING EXPERIENCE IS LIMITED.

We currently have little experience in marketing and selling pharmaceutical products. We must either develop a marketing and sales force or enter into arrangements with third parties to market and sell any of our product candidates which are approved by the FDA. In the territories where we retain marketing and co-promotion rights, we may not be able to develop successfully our own sales and marketing force. We do not know whether we will be able to enter into marketing and sales agreements with others on acceptable terms, if at all. If we develop our own marketing and sales capability, we may be competing with other companies that currently have experienced and well-funded marketing and sales operations. To the extent that our collaborative partners have commercial rights to our products, any revenues we receive from those products will depend on the sales and marketing efforts of others, and we do not know how successful those efforts will be.

WE MAY INCUR PRODUCT LIABILITY EXPENSES.

Our business will expose us to potential product liability risks that arise from the testing, manufacturing and sales of our products. In addition to direct expenditures for damages, settlement and defense costs, there is the possibility of adverse publicity as a result of product liability claims. These risks will increase as our products receive regulatory approval and are commercialized. We do not know whether we will be able to maintain our existing levels of product liability insurance or be able to obtain or maintain any additional insurance we may need in the future on acceptable terms. Nor can we be sure that our existing insurance or any such additional insurance will provide adequate coverage against potential liabilities.

SOME OF OUR OPERATIONS INVOLVE HAZARDOUS MATERIALS, WHICH COULD SUBJECT US TO SIGNIFICANT LIABILITY.

Our research and development activities may from time to time involve the controlled use of hazardous materials, including hazardous chemicals and radioactive materials. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of hazardous materials comply with regulatory requirements, we cannot completely eliminate the risk that accidental contamination or injury from these materials could expose us to significant liability.

EVENTS WITH RESPECT TO OUR SHARE CAPITAL COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock. As of March 31, 2000, we had 26,171,877 shares of common stock outstanding, excluding shares reserved for issuance upon the exercise of outstanding stock options, employee stock purchase and 401(k) plans. As of that date, we had granted stock options to purchase 6,285,637 shares of our common stock at a weighted average exercise price of approximately $24.11 per share (subject to adjustment in certain circumstances). Of this total, 3,203,464 were exercisable at an average exercise price of approximately $21.37 per share. The shares of our common stock that may be issued under the options are either currently registered with the SEC, or will be registered with the SEC before the shares are purchased by the holders of the options.

WE HAVE ADOPTED ANTI-TAKEOVER PROVISIONS THAT MAY DISCOURAGE A CHANGE OF
CONTROL.

Our corporate charter and by-law provisions and stockholder rights plan may discourage certain types of transactions involving an actual or potential change of control of Vertex which might be beneficial to the company or its securityholders. Our charter provides for staggered terms for the members of the Board of Directors. Our by-laws grant the directors a right to adjourn annual meetings of stockholders, and certain provisions of the by-laws may be amended only with an 80% stockholder vote. Pursuant to our stockholder rights plan, each share of common stock has an associated preferred share purchase right (a "Right"). The Rights will not trade separately from the common stock until, and are exercisable only upon, the acquisition or the potential acquisition through tender offer by a person or group of 15% or more of the outstanding common stock. We may issue shares of any class or series of preferred stock in the future without stockholder approval and upon such terms as our Board of Directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any class or series of preferred stock that may be issued in the future.

ADOPTION OF SAB 101 MAY INCREASE OUR REPORTED NET LOSSES.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which provides guidance related to revenue recognition and disclosure. We plan to adopt SAB 101 in the second quarter of 2000, and we are currently determining what impact this will have on our financial statements. This impact could be material to net financial results.

OUR STOCK PRICE MAY FLUCTUATE BASED ON FACTORS BEYOND OUR CONTROL.

Market prices for securities of companies such as Vertex are highly volatile. Within the last 12 months our common stock has traded between $22.13 and $114.38. The market for our stock, like that of other companies in the biotechnology field, has from time to time experienced significant price and volume fluctuations that are unrelated to our operating performance. Fluctuations in the trading price of our common stock will affect the trading price of the notes. The future market price of our securities could be significantly and adversely affected by factors such as:

         -        announcements of results of clinical trials;

         - technological innovations or the introduction of new products by our competitors;

         -        government regulatory action;

         - public concern as to the safety of products developed by others;

         -        patent or proprietary rights; and

         - developments and market conditions for pharmaceutical and biotechnology stocks, in general.

OUR OUTSTANDING INDEBTEDNESS HAS INCREASED SUBSTANTIALLY WITH THE ISSUANCE OF THE NOTES.

As of March 31, 2000, we had approximately $181.0 million in long-term debt, including $175 million from the sale of the notes. This increased indebtedness may impact us by:

         - significantly increasing our interest expense and related debt service costs;

         -        making it more difficult to obtain additional financing; and

         - constraining our ability to react quickly in an unfavorable economic climate.

WE MAY NOT GENERATE SUFFICIENT CASH FLOW TO PAY INTEREST ON THE NOTES.

We may not generate sufficient cash flow to satisfy the annual debt service payments on the notes. This may require us to use a portion of the proceeds from the sale of the notes to pay interest on the notes or borrow additional funds or sell additional equity to meet our debt service obligations. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.

THE NOTES ARE SUBORDINATED TO ANY EXISTING AND FUTURE SENIOR DEBT.

The notes are contractually subordinated in right of payment to our existing and future senior debt. As of March 31, 2000, we had approximately $6 million of senior debt. The indenture under which the notes were issued does not limit the creation of additional senior debt (or any other indebtedness). In connection with the expansion of our facilities, we expect that we may significantly increase our senior debt in the near future. Any significant additional senior debt incurred may materially adversely impact our ability to service our debt, including the notes. Due to subordination provisions contained in the indenture under which the notes have been issued and other agreements relating to our senior debt, in the event of our insolvency, funds which we would otherwise use to pay the holders of the notes will be used to pay the holders of senior debt to the extent necessary to pay the senior debt in full. As a result of these payments, our general creditors may recover less, ratably, than the holders of our senior debt and such general creditors may recover more, ratably, than the holders of our notes or our other subordinated indebtedness. In addition, the holders of our senior debt may, under certain circumstances, restrict or prohibit us from making payments on the notes.

OUR ABILITY TO REPURCHASE NOTES, IF REQUIRED, MAY BE LIMITED.

In certain circumstances involving a change of control, each holder of the notes may require us to repurchase some or all of the holder's notes. We cannot assure you that we will have sufficient financial resources at such time or would be able to arrange financing to pay the repurchase price of the notes. Our ability to repurchase the notes in such event may be limited by law, the indenture, by the terms of other agreements relating to our senior debt and as such indebtedness and agreements may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our senior debt in order to make such payments.

AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT BE SUSTAINED.

Although the notes are eligible for trading in the PORTAL market, we cannot predict whether an active trading market for the notes will be sustained. If an active market for the notes is not sustained, the trading price of the notes could fall. Whether or not the notes will trade at lower prices depends on many factors, including:

         - prevailing interest rates and the markets for similar securities;

         -        general economic conditions; and

         - our financial condition, historic financial performance and future prospects.

ANY RATING OF THE NOTES MAY CAUSE THEIR TRADING PRICE TO FALL.

The notes are not currently rated. If the rating agencies rate the notes, they may assign a lower rating than expected by investors. Rating agencies may also lower ratings on the notes in the future. If the rating agencies assign a lower than expected rating or reduce their ratings in the future, the trading price of the notes could decline.

                       RATIO OF EARNINGS TO FIXED CHARGES

We present below the ratio of our earnings to our fixed charges. Earnings consist of net loss from operations, income (loss) in equity affiliate and fixed charges. Fixed charges consist of interest expense and that portion of rental expense we believe to be representative of interest.


                               Year ended                                                   Three Months
                               December 31,                                                Ended March 31
                               ---------------------------------------------------------   --------------
                               1995         1996          1997         1998         1999        2000
                               ----         ----          ----         ----         ----        ----
Ratio of earnings
to fixed charges               (1)          (1)           (1)          (1)          (1)          (1)



(1) For the years ended December 31, 1995, 1996, 1997, 1998, and 1999 and for the three months ended March 31, 2000, earnings were insufficient to cover fixed charges by $21.5 million, $40.0 million, $19.8 million, $33.1 million, $41.0 million, and $16.2 million, respectively. For this reason, no ratios are provided.


                                 USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the notes or of our common stock by the selling holders.

                            DESCRIPTION OF THE NOTES

The notes were issued under an indenture between us and State Street Bank and Trust Company, as trustee, dated March 14, 2000. Copies of the form of indenture, notes and registration rights agreement will be made available to prospective investors in the notes upon request to us, and a copy of the indenture is filed with the SEC as an exhibit to the registration statement for the notes and shares of common stock into which the notes may be converted.

We have summarized portions of the indenture below. This summary is not complete. We urge you to read the indenture because it defines your rights as a holder of the notes. Terms not defined in this description have the meanings given them in the indenture. In this section, "Vertex", "we", "our" and "us" each refers only to Vertex Pharmaceuticals Incorporated and not to any existing or future subsidiary.

GENERAL

The notes are unsecured, subordinated obligations of Vertex and are convertible into our common stock as described under "Conversion Rights" below. The notes were issued in an aggregate principal amount of $175,000,000 and will mature on March 14, 2007.

The notes bear interest at the rate of 5% per year from the date of issuance of the notes, or from the most recent date to which interest had been paid or provided for, subject to adjustment upon the occurrence of a Reset Transaction. See "Interest Rate Adjustments" below. Interest is payable semi-annually on March 14 and September 14 of each year, commencing September 14, 2000, to holders of record at the close of business on the preceding March 1 and September 1, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, purchase by us at the option of the holder or redemption of a note, interest will cease to accrue on the note under the terms of and subject to the conditions of the indenture.

Principal will be payable, and notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which is initially the office or agency of the trustee in New York, New York. See "Form, Denomination and Registration."

The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of Senior Debt or other indebtedness, or the issuance or repurchase of securities by us. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control, except to the extent described under "Change of Control Permits Purchase of Notes at the Option of the Holder" below.

INTEREST RATE ADJUSTMENTS

If a Reset Transaction occurs, the interest rate will be adjusted to equal the Adjusted Interest Rate from the effective date of such Reset Transaction to, but not including, the effective date of any succeeding Reset Transaction.

A "Reset Transaction" means:

         - a merger, consolidation or statutory share exchange to which the entity that is the issuer of the common stock into which the notes are then to be convertible is a party;

         -        a sale of all or substantially all the assets of that entity;

         -        a recapitalization of that common stock; or

         - a distribution described in clause (4) of the fourth paragraph under "Conversion Rights" below,

after the effective date of which transaction or distribution the notes would be convertible into:

         - shares of an entity the common stock of which had a dividend yield for the four fiscal quarters of such entity immediately preceding the public announcement of the transaction or distribution that was more than 2.5% higher than the dividend yield on our common stock (or other common stock then issuable upon conversion of the notes) for the four fiscal quarters preceding the public announcement of the transaction or distribution; or

         - shares of an entity that announces a dividend policy prior to the effective date of the transaction or distribution which policy, if implemented, would result in a dividend yield on that entity's common stock for the next four fiscal quarters that would result in such a 2.5% increase.

The "Adjusted Interest Rate" with respect to any Reset Transaction will be the rate per year that is the arithmetic average of the rates quoted by two dealers engaged in the trading of convertible securities selected by us or our successor as the rate at which interest should accrue so that the fair market value, expressed in dollars, of a note immediately after the later of:

         -        the public announcement of the Reset Transaction; or

         - the public announcement of a change in dividend policy in connection with the Reset Transaction,

will equal the average Trading Price of a note for the 20 trading days preceding the date of public announcement of the Reset Transaction. However, the Adjusted Interest Rate will not be less than 5% per year.

For purposes of the definition of Reset Transaction, the dividend yield on any security for any period means the dividends paid or proposed to be paid pursuant to an announced dividend policy on the security for that period divided by, if with respect to dividends paid on that security, the average Closing Price (as defined in the indenture) of the security during that period and, if with respect to dividends proposed to be paid on the security, the Closing Price of such security on the effective date of the related Reset Transaction.

The "Trading Price" of a security on any date of determination means:

                  - the closing sale price (or, if no closing sale price is reported, the last reported sale price) of a security (regular way) on the New York Stock Exchange ("NYSE") on that date;

                  - if that security is not listed on the NYSE on that date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which that security is listed;

                  - if that security is not so listed on a U.S. national or regional securities exchange, the closing sale price as reported by the Nasdaq National Market;

                  - if that security is not so reported, the last price quoted by Interactive Data Corporation for that security or, if Interactive Data Corporation is not quoting such price, a similar quotation service selected by us;

                  - if that security is not so quoted, the average of the mid-point of the last bid and ask prices for that security from at least two dealers recognized as market-makers for that security; or

                  - if that security is not so quoted, the average of the last bid and ask prices for that security from a dealer engaged in the trading of convertible securities.

SUBORDINATION

The notes are unsecured obligations and are subordinated in right of payment, as provided in the indenture, to the prior payment in full of all our existing and future Senior Debt.

As of March 31, 2000, we had approximately $6 million of Senior Debt outstanding. The indenture does not restrict the incurrence by us or our subsidiaries of indebtedness or other obligations.

The term "Senior Debt" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or termination payment with respect to or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our Indebtedness, whether outstanding on the date of the indenture or subsequently created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), except for

                  - any Indebtedness that by its terms expressly provides that such Indebtedness shall not be senior in right of payment to the notes or expressly provides that such Indebtedness is equal with or junior to the notes, and

                  - any Indebtedness between or among us and/or any of our subsidiaries, a majority of the voting stock of which we directly or indirectly own, or any of our affiliates.

The term "Indebtedness" means, with respect to any person:

         1. all indebtedness, obligations and other liabilities (contingent or otherwise) of that person for borrowed money (including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or other instruments for the payment of money, or incurred in connection with the acquisition of any property, services or assets (whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof), other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services;

         2. all reimbursement obligations and other liabilities (contingent or otherwise) of that person with respect to letters of credit, bank guarantees, bankers' acceptances, surety bonds, performance bonds or other guaranty of contractual performance;

         3. all obligations and liabilities (contingent or otherwise) in respect of (A) leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person, and (B) any lease or related documents (including a purchase agreement) in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase the leased property;

         4. all obligations of such person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

         5. all direct or indirect guaranties or similar agreements by that person in respect of, and obligations or liabilities (contingent or otherwise) of that person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (4);

         6. any indebtedness or other obligations described in clauses (1) through (4) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

         7. any and all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (6).

Any Senior Debt will continue to be Senior Debt and will be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any of its terms.

The indenture provides that in the event of any payment or distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of our Senior Debt shall first be paid in respect of all Senior Debt in full in cash or other payment satisfactory to the holders of Senior Debt before we make any payments of principal of, or premium, if any, and interest (including liquidated damages, if any) on the notes. In addition, if the notes are accelerated because of an event of default, the holders of any Senior Debt would be entitled to payment in full in cash or other payment satisfactory to the holders of Senior Debt of all obligations in respect of Senior Debt before the holders of the notes are entitled to receive any payment or distribution. Under the indenture, we must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an event of default.

The indenture further provides if any default by us has occurred and is continuing in the payment of principal of, premium, if any, or interest on, rent or other payment obligations in respect of, any Senior Debt, then no payment shall be made on account of principal of, premium, if any, or interest on the notes (including any liquidated damages), until all such payments due in respect of that Senior Debt have been paid in full in cash or other payment satisfactory to the holders of that Senior Debt.

During the continuance of any event of default with respect to any Designated Senior Debt (other than a default in payment of the principal of or premium, if any, or interest on, rent or other payment obligations in respect of any Designated Senior Debt), permitting the holders thereof to accelerate the maturity thereof (or, in the case of any lease, permitting the landlord either to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), no payment may be made by us, directly or indirectly, with respect to principal of or premium, if any, or interest on the notes (including any liquidated damages, if any) for 179 days following written notice to us, from any holder, representative or trustee under any agreement pursuant to which that Designated Senior Debt may have been issued, that such an event of default has occurred and is continuing, unless such event of default has been cured or waived or that Designated Senior Debt has been paid in full in cash or other payment satisfactory to the holders of that Designated Senior Debt. However, if the maturity of that Designated Senior Debt is accelerated (or, in the case of a lease, as a result of such events of default, the landlord under the lease has given us notice of its intention to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), no payment may be made on the notes until that Designated Senior Debt has been paid in full in cash or other payment satisfactory to the holders of that Designated Senior Debt or such acceleration (or termination, in the case of the lease) has been cured or waived.

The term "Designated Senior Debt" means our Senior Debt which, at the date of determination, has an aggregate amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $20 million and is specifically designated in the instrument evidencing or governing that Senior Debt as "Designated Senior Debt" for purposes of the indenture. However, the instrument may place limitations and conditions on the right of that Senior Debt to exercise the rights of Designated Senior Debt. Borrowings under the Credit Agreement, dated December 21, 1999, by and among Vertex and Fleet Bank, N.A. will constitute Designated Senior Debt. At March 31, 2000, we had no Designated Senior Debt outstanding.

By reason of these subordination provisions, in the event of insolvency, funds which we would otherwise use to pay the holders of notes will be used to pay the holders of Senior Debt to the extent necessary to pay Senior Debt in full in cash or other payment satisfactory to the holders of Senior Debt. As a result of these payments, our general creditors may recover less, ratably, than holders of Senior Debt and such general creditors may recover more, ratably, than holders of notes.

The notes will be effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to receive assets of any of our existing and future subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. There are no restrictions in the indenture on the ability of our subsidiaries to incur Indebtedness or other liabilities. As of March 31, 2000, our existing subsidiaries had no indebtedness outstanding.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

CONVERSION RIGHTS

The holders of notes may, at any time prior to the close of business on the final maturity date of the notes, convert any outstanding notes (or portions thereof) into our common stock, initially at a conversion price of $80.64 per share, subject to adjustment as described below. Holders may convert notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or dividends paid on any common stock.

If notes are converted after a record date for an interest payment but prior to the next interest payment date, those notes, other than notes called for redemption, must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. No payment will be required from a holder if we exercise our right to redeem such notes on a redemption date that is an interest payment date. We will not issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the market price of our common stock on the last business day before the date of the conversion. In the case of notes called for redemption, conversion rights will expire at the close of business on the second business day preceding the date fixed for redemption, unless we default in payment of the redemption price.

A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If any note is converted within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer have been satisfied.

The initial conversion price will be adjusted for certain events, including:

         1. the issuance of our common stock as a dividend or distribution on our common stock;

         2. certain subdivisions and combinations of our common stock;

         3. the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

         4. the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets (including securities, but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or dividends or distributions paid exclusively in cash);

         5. dividends or other distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made plus (B) any cash and the fair market value of other consideration paid for any tender or exchange offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock times the number of shares of our common stock then outstanding; and

         6. payments to holders of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that, together with (A) any cash and the fair market value of any other consideration paid in any other tender or exchange offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender or exchange offer for which no adjustment has been made plus (B) the aggregate amount of any all-cash distributions referred to in clause
         (5) above to all holders of our common stock within 12 months preceding the expiration of such tender or exchange offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender or exchange offer.

No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

In the case of:

                  - any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination),

                  -  a consolidation, merger or combination involving us,

                  - a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, or

                  -  any statutory share exchange,

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "United States Federal Income Tax Considerations."

We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

PROVISIONAL REDEMPTION

We may redeem the notes, in whole or in part, at any time prior to March 17, 2003, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed plus accrued and unpaid interest, if any, to the provisional redemption date if:

         - the closing price of our common stock has exceeded 150% of the conversion price then in effect (as determined based on the then effective Conversion Rate) for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the provisional redemption notice (which date shall be at least 20 but not more than 60 days prior to the provisional redemption date); and

         - the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective for the 30 days following the provisional redemption date.

Upon any provisional redemption, we will make an additional payment in cash with respect to the notes called for redemption to holders on the notice date in an amount equal to $107.14 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes prior to the notice date. We will be obligated to make this additional payment on all notes called for provisional redemption, including any notes converted after the notice date and before the provisional redemption date.

REDEMPTION OF NOTES AT OUR OPTION

There is no sinking fund for the notes. On and after March 17, 2003, we will be entitled to redeem some or all of the notes on at least 20 but not more than 60 days' notice, at the redemption prices set out below, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date and the redemption price shall not include such interest payment.

The table below shows redemption prices of a note per $1,000 principal amount if redeemed during the periods described below.


            Period                                            Redemption Price
            ------                                            ----------------
March 17, 2003 through March 13, 2004...................            102.857%
March 14, 2004 through March 13, 2005...................            102.143%
March 14, 2005 through March 13, 2006...................            101.429%
Thereafter..............................................            100.714%


If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any notes are to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

CHANGE OF CONTROL PERMITS PURCHASE OF NOTES AT THE OPTION OF THE HOLDER

If a Change of Control occurs, each holder of notes will have the right to require us to repurchase some or all of that holder's notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date.

Instead of paying the repurchase price in cash, we may pay the repurchase price in common stock. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

Within 30 days after the occurrence of a Change of Control, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the Change of Control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of notes must deliver prior to or on the 30th day after the date of our notice irrevocable written notice to the trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the right is being exercised.


                                      -30

A "Change of Control" will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

         - the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

         - our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than: any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

         - during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

         - our stockholders pass a resolution approving a plan of liquidation or dissolution.

The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act, as amended, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

Our ability to repurchase notes upon the occurrence of a Change of Control is subject to important limitations. The occurrence of a Change of Control could cause an event of default under, or be prohibited or limited by, the terms of existing or future Senior Debt. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the Senior Debt is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a Change of Control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under existing or future Senior Debt. See "Subordination" above.

CONSOLIDATION, MERGER AND SALE OF ASSETS

We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions provided that:

         - the surviving entity assumes all our obligations under the indenture and the notes;

         - at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

         - an officers' certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee.

INFORMATION REQUIREMENT

We have agreed that, during any period in which we are not subject to the reporting requirements of the Securities Exchange Act of 1934, we will make available to holders of the notes, or beneficial owners of interests therein, or any prospective purchaser of the notes, the information required by Rule 144A(d)(4) to be made available in connection with the sale of notes or beneficial interests in the notes.

EVENTS OF DEFAULT

Each of the following constitutes an event of default under the indenture:

         1. our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

         2. our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

         3. our failure to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock or cash instead of fractional shares, are required to be delivered following conversion of a note, and that failure continues for 10 days;

         4. our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

         5. our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any Indebtedness for borrowed money in an amount in excess of $5 million, or there is an acceleration of Indebtedness for borrowed money in an amount in excess of $5 million because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding; and

         6. certain events of our bankruptcy, insolvency or reorganization.

If an event of default specified in clause (6) above occurs and is continuing, then the principal of all the notes and the interest thereon shall automatically become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (6) above, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded and annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding subject to the provisions of the indenture.

The holders of a majority in aggregate principal amount of notes at the time outstanding through their written consent, or the holders of a majority in aggregate principal amount of notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may waive any existing default or event of default and its consequences except any default or event of default:

         -        in any payment on the notes;

         -        in respect of the conversion rights of the notes; or

         - in respect of the covenants or provisions in the indenture that may not be modified or amended without the consent of the holder of each note affected as described in "Modification, Waiver and Meetings" below.

Holders of a majority in aggregate principal amount of the notes then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee, subject to the provisions of the indenture. The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The rights of holders of the notes to pursue remedies with respect to the indenture and the notes are subject to a number of additional requirements set forth in the indenture.

The right of any holder:

         - to receive payment of principal, premium, if any, the Change of Control purchase price or interest in respect of the notes held by that holder on or after the respective due dates expressed in the notes;

         -        to convert those notes; or

         - to bring suit for the enforcement of any such payment on or after the respective due dates expressed in the notes, and the right to convert;

will not be impaired or affected without that holder's consent.

The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture. In addition, we are required to file with the trustee a written notice of the occurrence of any default or event of default within five business days of our becoming aware of the occurrence of any default or event of default.

MODIFICATION, WAIVER AND MEETINGS

The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

         - adding to our covenants for the benefit of the holders of notes;

         -        surrendering any right or power conferred upon us;

         - providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

         - providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

         - reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

         - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

         - making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

         - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture, provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect; or

         - adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect.

Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and noncompliance by us with any provision of the indenture or the notes may be waived, either:

         - with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding; or

         - by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the notes represented at such meeting.

However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note affected:

- change the maturity of the principal of or any installment of interest on any note (including any payment of liquidated damages);

-        reduce the principal amount of, or any premium, if any, on any note;

- reduce the interest rate or interest (including any liquidated damages) on any note;

- change the currency of payment of principal of, premium, if any, or interest on any note;

- impair the right to institute suit for the enforcement of any payment on or with respect to, or the conversion of, any note;

-        modify our obligations to maintain an office or agency in New York
         City;

- except as otherwise permitted or contemplated by provisions of the indenture concerning specified reclassifications or corporate reorganizations, adversely affect the conversion rights of holders of the notes;

- adversely affect the repurchase option of holders upon a Change of Control;

- modify the subordination provisions of the notes in a manner adverse to the holders of notes;

- reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

- reduce the percentage in aggregate principal amount of notes outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding.

SATISFACTION AND DISCHARGE

We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if:

         - all outstanding notes will become due and payable at their scheduled maturity within one year; or

         - all outstanding notes are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

FORM, DENOMINATION AND REGISTRATION

The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

 GLOBAL NOTES: BOOK-ENTRY FORM. The notes were offered only to qualified institutional buyers as defined in Rule 144A under the Securities Act ("QIBs"). Except as provided below, the notes are and will continue to be evidenced by one or more global notes deposited with the trustee as custodian for The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co. as DTC's nominee. Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below.

A QIB may hold its interests in a global note directly through DTC if such QIB is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. QIBs may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global notes to such persons may be limited.

We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global notes to Cede & Co., the nominee for DTC, as the registered owner of the global notes. Vertex, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC's current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global notes, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither Vertex nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. None of Vertex, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

 CERTIFICATED NOTES. The notes represented by a global note will be exchangeable for notes in definitive form of like tenor as that global note in denominations of $1,000 and in any greater amount that is an integral multiple of $1,000 if:

                  - DTC notifies us in writing that it is unwilling or unable to continue as depositary for that global note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

                  - we, at our option, notify the trustee in writing that we elect to issue the notes in definitive form in exchange for all or any part of the notes represented by the global notes; or

                  - there is, or continues to be, an event of default and the registrar has received a request from DTC for the issuance of definitive notes in exchange for the global notes.

Any note that is exchangeable pursuant to the preceding sentence is exchangeable for notes registered in the names which DTC will instruct the Trustee. It is expected that DTC's instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global note. Subject to the foregoing, a global note is not exchangeable except for a global note or global notes of the same aggregate denominations to be registered in the name of DTC or its nominee.

RESTRICTIONS ON TRANSFER; LEGENDS. Prior to resale under this prospectus, certificates evidencing the notes will bear a restrictive legend as described in the indenture.

NOTICES

Except as otherwise provided in the indenture, notices to holders of notes will be given by mail to the addresses of holders of the notes as they appear in the note register.

GOVERNING LAW

The indenture, the notes and the registration rights agreement will be governed by, and construed in accordance with, the law of the State of New York.

INFORMATION REGARDING THE TRUSTEE

State Street Bank and Trust Company, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. Equiserve Limited Partnership is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

REGISTRATION RIGHTS OF HOLDERS OF THE NOTES

When we issued the notes, we entered into a registration rights agreement with the initial purchasers of the notes. As required under that agreement, we have filed with the SEC, at our expense, a shelf registration statement covering resales by holders of all notes and the common stock issuable upon conversion of the notes. Under the terms of the registration rights agreement, we have agreed to use our best efforts to:

                  - cause such registration statement to become effective as promptly as is practicable, but in no event later than 150 days after the earliest date of original issuance of any of the notes (August 12, 2000); and

                  - keep the registration statement effective until the date that is two years after the last date of original issuance of any of the notes (March 14, 2002) (or, if earlier, until the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise).

We have also agreed to provide to each registered holder copies of this prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in this prospectus or a supplement to this prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions).

Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder's use of the prospectus for a reasonable period not to exceed 45 days (60 days under certain circumstances relating to a proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction) in any 90-day period, and not to exceed an aggregate of 90 days in any 12-month period, if we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Each holder, by its acceptance of a note, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

If,

         - on the 91st day following the earliest date of original issuance of any of the notes (June 13, 2000), the shelf registration statement has not been filed with the SEC; or

         - on the 151st day following the earliest date of original issuance of any of the notes (August 13, 2000), the shelf registration statement is not declared effective; or

         - the registration statement shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

         - on the 45th or 60th day, as the case may be, of any period that the prospectus has been suspended as described in the preceding paragraph, such suspension has not been terminated (each, a "registration default"), additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

                  - an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

                  - an additional 0.5% of the principal amount from and after the 91st day following such registration default.

In no event will liquidated damages accrue at a rate per year exceeding 0.5%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

We agreed to distribute a questionnaire to each holder to obtain certain information regarding the holder for inclusion in this prospectus. Holders are required to complete and deliver the questionnaire within 20 business days after receipt of the questionnaire so that they may be named as selling stockholders in this prospectus at the time of effectiveness. A holder will not be entitled to liquidated damages unless it has provided all information requested by the questionnaire prior to the deadline.

The specific provisions relating to the registration described above are contained in the registration rights agreement between Vertex and the initial purchasers of the notes, which is available to holders upon request to us, and a copy of which has been filed with the SEC.

                          DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value, and 1,000,000 shares of preferred stock, $.01 par value.

COMMON STOCK

As of March 31, 2000, there were 26,171,877 shares of common stock outstanding held by approximately 220 stockholders of record.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of Vertex, the holders of common stock are entitled to receive ratably the net assets of Vertex available after the payment of all debts and other liabilities and subject to any prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by Vertex in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

Our Board of Directors has the authority, without further action by the stockholders, to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We have no present plan to issue any shares of Preferred Stock.

OPTIONS

As of March 31, 2000, there were outstanding options for the purchase of 6,285,637 shares of our common stock at exercise prices ranging from $7.75 per share to $62.81 per share. Options for the purchase of 3,203,464 shares were exercisable as of that date.

STOCKHOLDER RIGHTS PLAN

Pursuant to our Stockholder Rights Plan, each share of common stock has an associated preferred share purchase right (a "Right"). Each Right entitles the holder to purchase from Vertex one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value (the "Junior Preferred Shares"), of Vertex at a price of $270 per one one-hundredth of a Junior Preferred Share, subject to adjustment (the "Purchase Price"). The Rights are not exercisable until after acquisition by a person or group of 15% or more of the outstanding common stock (an "Acquiring Person") or after the announcement of an intention to make or commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock (the earlier of such dates being called the "Distribution Date"). Until a Right is exercised, the holder thereof will have no rights as a stockholder of Vertex. Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the common stock.

In the event that any person or group becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the Purchase Price, and in the event that Vertex is acquired in a business combination transaction or 50% or more of its assets are sold, each holder of a Right will thereafter have the right to receive upon exercise that number of shares of common stock of the acquiring company which at the time of the transaction will have a market value of two times the Purchase Price.

At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, our Board of Directors may cause the Rights (other than Rights owned by such person or group) to be exchanged, in whole or in part, for common stock or Junior Preferred Shares, at an exchange rate of one share of common stock per Right or one one-hundredth of a Junior Preferred Share per Right.

At any time prior to the acquisition by a person or group of beneficial ownership of 15% or more of the outstanding common stock, our Board of Directors may redeem the Rights in whole at a price of $.01 per Right.

The Rights have certain anti-takeover effects, in that they will cause substantial dilution to a person or group that attempts to acquire a significant interest in Vertex on terms not approved by the Board of Directors.

CERTAIN PROVISIONS OF CHARTER AND BY-LAWS

Our corporate charter and by-law provisions and stockholder rights plan may discourage certain types of transactions involving an actual or potential change in control of Vertex which might be beneficial to the company or its stockholders. Our charter provides for staggered terms for the members of the Board of Directors. Our by-laws grant the directors a right to adjourn annual meetings of stockholders, and certain provisions of the by-laws may be amended only with an 80% stockholder vote.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for our common stock is EquiServe Limited Partnership. The Transfer Agent's address is P.O. Box 8040, Boston, MA 02266-8040, and its telephone number is 781-575-3120.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations to a U.S. Holder relating to the purchase, ownership and disposition of the notes and common stock into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal tax consequences of acquiring or holding notes or common stock.

This discussion does not purport to address all tax considerations that may be important to a particular U.S. Holder in light of the U.S. Holder's particular circumstances (such as the alternative minimum tax provisions of the Code), or to certain categories of investors (such as certain financial institutions, tax-exempt organizations, dealers in securities, persons who hold notes or common stock as part of a hedge, conversion or constructive sale transaction, or straddle or other risk reduction transaction or persons who are not U.S. Holders) that may be subject to special rules. This discussion is limited to U.S. Holders of notes who hold the notes and any common stock into which the notes are converted as capital assets and who purchased the notes in this offering at the initial offering price. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

PERSONS CONSIDERING THE PURCHASE OF A NOTE SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE NOTES AND COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS. PERSONS THAT ARE NOT UNITED STATES PERSONS (WITHIN THE MEANING OF SECTION 7701(a)(30) OF THE CODE) THAT ARE CONSIDERING THE PURCHASE OF A NOTE SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE POTENTIAL APPLICATION OF THE UNITED STATES WITHHOLDING TAXES.

For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of a note or common stock that is for U.S. federal income tax purposes:

                  a natural person who is a citizen or resident of the United States,

                  a corporation or partnership created or organized in or under the laws of the United States or any state thereof, or an estate or trust that is a United States person (within the meaning of section 7701(a)(30) of the Code).

TAX CONSEQUENCES TO U.S. HOLDERS

We believe that the notes and the common stock into which the notes will be converted will be treated as described below. The description below assumes, and we believe, that the likelihood of our making certain payments (other than principal and stated interest) with respect to the notes is remote, and also that the possibility of an additional payment in connection with a provisional redemption does not result in the notes being treated as "contingent payment debt instruments." Persons that are considering the purchase of a note should consult their own tax advisors as to the foregoing.

PAYMENTS OF INTEREST. Payments of stated interest on a note will be includable in the income of a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for federal income tax purposes. The notes will not be treated as bearing original issue discount for federal income tax purposes.

SALE, EXCHANGE OR RETIREMENT OF NOTES. Upon the sale, exchange or retirement of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between such holder's adjusted tax basis in the note and the amount realized on the sale, exchange or retirement (including any additional payment received upon a provisional redemption but excluding amounts representing interest not previously included in income). A U.S. Holder's adjusted tax basis in a note will generally equal the cost of the note to such holder. In general, gain or loss realized on the sale, exchange or retirement of a note will be capital gain or loss.

Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trust or estates and have held their notes for more than one year) and losses (the deductibility of which is subject to limitations).

CONVERSION OF NOTES. A U.S. Holder's conversion of a note into common stock will generally not be a taxable event, except for (i) any cash received instead of a fractional share of common stock, as described below, and (ii) any cash received as an additional payment following conversion of a note after receiving notice of a provisional redemption, to the extent described below. The receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and the U.S. Holder's tax basis in the fractional share interest), the taxation of which is described above in "Sale, Exchange or Retirement of Notes." Although the treatment of the cash payment that we will be required to make in connection with a provisional redemption is unclear, it is likely that you will be required to recognize gain, if any, that you realize to the extent not in excess of such cash payment. Any gain so recognized will generally be capital gain. A U.S. Holder's basis in the common stock received on conversion of a note generally will be the same as the U.S. Holder's basis in the note at the time of conversion, increased by the amount of gain, if any, recognized as a result of the additional payment in connection with a provisional redemption, and reduced by the amount of such additional payment and by any tax basis allocable to a fractional share. The holding period for the common stock received on conversion will include the holding period of the note converted. If we repurchase a note in exchange for common stock after a Change of Control, although the matter is not entirely clear, such exchange should be treated in the same manner as a conversion of the note as described in this paragraph (except with respect to any common stock received that is attributable to accrued interest on the notes).

OWNERSHIP AND DISPOSITION OF COMMON STOCK. Dividends, if any, paid on the common stock generally will be includable in the income of a U.S. Holder as ordinary income to the extent of the U.S. Holder's ratable share of our current or accumulated earnings and profits. Upon the sale or exchange of common stock, a U.S. Holder generally will recognize capital gain or capital loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such shares. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trust or estates and have held their common stock for more than one year) and losses (the deductibility of which is subject to limitations).

ADJUSTMENT OF CONVERSION PRICE. If at the time we make a distribution to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (for example, distributions of evidence of indebtedness or assets, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Price of the notes is reduced, such reduction may be deemed to represent the payment of a taxable dividend to the U.S. Holders of notes in a corresponding amount. If the Conversion Price is reduced at our discretion or in certain other circumstances, such reduction also may be deemed to represent the payment of a taxable dividend to U.S. Holders of notes in a corresponding amount. Moreover, in certain other circumstances, the absence of such an adjustment to the Conversion Price of the notes may result in a taxable dividend to the holders of common stock.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

Information reporting will apply to payments of interest or dividends made by us on, or the proceeds of the sale or other disposition of, the notes or shares of common stock with respect to certain noncorporate U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. Holder's federal income tax, provided that the required information is provided to the IRS.

                                 SELLING HOLDERS

The notes were originally issued by us and sold by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation, FleetBoston Robertson Stephens Inc. and SG Cowen Securities Corporation as the initial purchasers in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the notes and the common stock into which the notes are convertible pursuant to this prospectus. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible.

The table below sets forth information, as of June 22, 2000, with respect to the selling holders and the principal amounts of notes and amounts of common stock beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided the information regarding their notes or common stock in transactions exempt from the registration requirements of the Securities Act.

Because the selling holders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or our common stock that will be held by the selling holders upon completion of any sales.

No selling holder named in the table below beneficially owns one percent or more of our common stock, assuming conversion of a selling holder's notes. None of the selling holders has had any material relationship with us or our affiliates within the past three years, except that Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Incorporated and SG Cowen Securities Corporation acted as initial purchasers of the notes.



                                                                       NUMBER OF SHARES OF
                                                                      COMMON STOCK ISSUABLE
                                       PRINCIPAL AMOUNT OF NOTES      UPON CONVERSION OF THE
                                          BENEFICIALLY OWNED            NOTES THAT MAY BE
NAME OF SECURITY HOLDER                     AND OFFERED(1)                   OFFERED
-----------------------                -------------------------      ----------------------
American Masters Fund "AG
Absolute Return Series"
Limited                                      $  1,000,000                      12,400

Angelo, Gordon & Co., L.P.                   $    500,000                       6,200

Argent Classic
Convertible Arbitrage
Fund (Bermuda) L.P.                          $  5,000,000                      62,004

Bear, Stearns & Co. Inc.                     $    500,000                       6,200

BNP Arbitrage SNC                            $  6,500,000                      80,605

BP Amoco PLC Master Trust                    $  2,200,000                      27,281

The Common Fund F/A/O
Absolute Return Fund                         $    300,000                       3,720

Deutsche Bank Securities                     $  4,900,000                      60,763

Donaldson, Lufkin & Jenrette
Securities Corp.                             $    500,000                       6,200

Estate of James Campbell                     $    950,000                      11,780



First Albany Corporation                  $    111,000                      1,376

Grace Brothers, Ltd.                      $  1,500,000                     18,601

Helix Convertible
Opportunities Fund Ltd                    $    910,000                     11,284

Helix Convertible
Opportunities, L.P.                       $  1,790,000                     22,197

Highbridge International LLC              $  5,175,000                     64,174

ITG, Inc.                                 $    200,000                      2,480

KBC Financial Products                    $  5,000,000                     62,004

Lazard Freres & Cie Paris(2)              $  1,500,000                     18,601

LDG Limited                               $    200,000                      2,480

McMahan Securities Co., L.P.              $     11,000                        136

Merrill Lynch, Pierce,
Fenner and Smith, Inc.                    $  1,505,000                     18,663

MichaelAngelo, L.P.                       $  1,750,000                     21,701

Morgan Stanley & Co.                      $ 10,000,000                    124,008

New York Life Insurance and
Annuity Corporation                       $  1,100,000                     13,640

New York Life Insurance Company           $  6,500,000                     80,605

Quattro Fund Ltd                          $    500,000                      6,200

R2 Investments, LDC                       $  7,600,000                     94,246

Raphael II, Ltd.                          $  1,000,000                     12,400

RCG Multi-Strategy Account,
L.P.                                      $    750,000                      9,300

Salomon Brothers Asset
Management Inc.                           $ 36,930,000                    457,961

SG Cowen Securities                       $ 10,000,000                    124,008

TQA Master Fund, LTD                      $  2,700,000                     33,482

TQA Master Plus Fund, LTD                 $  1,000,000                     12,400

Tribeca Investments LLC                   $  8,500,000                    105,406

UBS Warburg LLC                           $  3,500,000                     43,402

White River Securities LLC                $    500,000                      6,200

Zurich HFR Master Fund                    $    100,000                      1,240

All other holders                         $ 42,318,000                    524,777

Total                                     $175,000,000


(1) The number of securities beneficially owned is determined under the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any securities as to which the individual has sole or shared voting power or investment power and also any securities which the individual has the right to acquire within 60 days after May 22, 2000 through the exercise of any stock option or other right. The inclusion in the table of securities, however, does not constitute an admission that the selling holders are direct or indirect beneficial owners of those securities. The selling holders have sole voting power and investment power with respect to all securities of capital stock listed as owned by the selling holders.

(2) As of May 22, 2000, Lazard Freres & Cie Paris owned 7,360 shares of our common stock. These shares are not part of this offering.

                              PLAN OF DISTRIBUTION

The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and our common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The notes and common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

         - on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or our common stock may be listed or quoted at the time of sale;

         -    in the over-the-counter market;

         - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

         - through the writing of options, whether the options are listed on an options exchange or otherwise; or

         -    through the settlement of short sales.

In connection with the sale of the notes and common stock, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or common stock in the course of hedging the positions they assume. The selling holders may also sell the notes or common stock short and deliver these securities to close out their short positions, or loan or pledge the notes or common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling holders from the sale of the notes or common stock offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.


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

Our common stock is quoted on the Nasdaq National Market under the symbol "VRTX." The notes are currently eligible for trading on the PORTAL market. However, we do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

To the extent required, the specific notes or shares of our common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and our common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and our common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders of incident to the offering and sale of the notes and our common stock. We estimate that our total expenses of the offering of the notes and common stock will be approximately $101,200.


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

                                  LEGAL MATTERS

Kirkpatrick & Lockhart LLP will pass upon the legality of the issuance of the notes and the shares of common stock issuable upon the conversion of the notes, on our behalf. Kenneth S. Boger, a partner of Kirkpatrick & Lockhart LLP is an Assistant Clerk of Vertex and a brother of Joshua Boger, Ph.D., our Chairman of the Board and Chief Executive Officer. Kirkpatrick & Lockhart LLP provides significant legal services to Vertex. Mr. Boger and one of his partners are co-trustees of a trust for the benefit of Dr. Boger's children which owns common stock of Vertex. Mr. Boger also owns common stock of Vertex.

                             INDEPENDENT ACCOUNTANTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for Vertex Pharmaceuticals Incorporated for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial information of Vertex Pharmaceuticals Incorporated for the three-month periods ended March 31, 2000 and 1999, incorporated by reference in this Prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated April 28, 2000 incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

                       WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, under which we file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements and other information may be examined without charge at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Regional offices located at 500 West Madison Street, Suite 1400, Chicago IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the Securities and Exchange Commission upon payment of prescribed fees. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information about the Public Reference Room. These reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006.

We have agreed that if, at any time that the notes or the common stock issuable upon conversion of the notes are "restricted securities" within the meaning of the Securities Exchange Act of 1933 and we are not subject to the information reporting requirements of the Securities Exchange Act of 1934, we will furnish to holders of the notes and such common stock and to prospective purchasers designated by them the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933 to permit compliance with Rule 144A in connection with resales of the notes and such common stock.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the notes and shares of our common stock covered by this prospectus.

- Our Annual Report on Form 10-K for the year ended December 31, 1999 (Commission File No. 000-19319);
- Our Current Report on Form 8-K dated March 3, 2000, filed with the SEC on March 27, 2000 (Commission File No. 000-19319);
- Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (Commission File No. 000-19319)

         You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

                           Corporate Communications
                           Vertex Pharmaceuticals Incorporated
                           130 Waverly Street
                           Cambridge, MA 02139
                           Telephone: (617) 577-6000


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